EXHIBIT 99.2
Indian GAAP Press Release
Infosys Technologies Limited - Financial Release September 30, 2007

Q2 revenues grew sequentially by 8.8%; Annual guidance revised upwards

Revenues expected to grow 19.4% - 20% in Fiscal 2008

Bangalore, India - October 11, 2007

Highlights

Consolidated results for the quarter ended September 30, 2007

  Income was Rs. 4,106 crore for the second quarter ended September 30, 2007; YoY growth was 19.0%
  Net profit after tax was Rs. 1,100 crore for the quarter ended September 30, 2007; YoY growth was 18.4%
  Earnings per share increased to Rs. 19.26 from Rs. 16.75 for the corresponding quarter in the previous year; YoY growth was 15.0%
  Interim dividend of Rs. 6 per share (120% on par value of Rs. 5 per share) compared to Rs. 5.00 (100% on par value of Rs. 5 per share) for the corresponding period in the previous year

Others

  48 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 8,543 employees (net 4,530) for the quarter by Infosys and subsidiaries
  80,501 employees as on September 30, 2007 for Infosys and subsidiaries

"We have achieved yet another milestone by crossing one billion dollars in revenues this quarter,” said S. Gopalakrishnan, CEO and Managing Director. "In an increasingly flat world, our unique business model combined with our value proposition continues to help our clients grow profitably.”

Business outlook

The company's outlook (consolidated) for the quarter ending December 31, 2007 and the fiscal year ending March 31, 2008, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated
Quarter ending December 31, 2007*

  Income is expected to be in the range of Rs. 4,238 crore and Rs. 4,258 crore; YoY growth of 16.0% - 16.5%
  Earnings per share are expected to be Rs. 20.11; YoY growth of 14.0%

Fiscal year ending March 31, 2008*

  Income is expected to be in the range of Rs. 16,588 crore and Rs. 16,648 crore; YoY growth of 19.4% - 19.8%
  Earnings per share** are expected to be in the range of Rs. 79.49 - Rs. 79.88; YoY growth of 15.0% - 15.6%

* Conversion 1 $ = Rs. 39.50
** Including tax reversal of Rs. 51 crore and Rs. 124 crore in fiscal 2008 and 2007 respectively. Excluding the tax reversal the earnings per share are expected to be between Rs. 78.60 and Rs. 78.99; YoY growth of 17.5% to 18.1%

Outlook under US GAAP

Quarter ending December 31, 2007

  Consolidated revenues are expected to be in the range of $ 1,073 million and $ 1,078 million; YoY growth of 30.7% - 31.3%
  Consolidated earnings per American Depositary Share are expected to be $ 0.51; YoY growth of 30.8%

Fiscal year ending March 31, 2008

  Consolidated revenues are expected to be in the range of $ 4.16 billion and $ 4.17 billion; YoY growth of 34.5% - 35.0%
  Consolidated earnings per American Depositary Share*** are expected to be in the range of
  $ 1.98 - $ 1.99 ; YoY growth of 29.4% - 30.1%

*** Including tax reversal of US$ 13 mn and US$ 29 mn in fiscal 2008 and 2007 respectively. Excluding the tax reversals the consolidated Earnings per American Depositary Shares are expected to be between $ 1.96 to $ 1.97; YoY growth of 32.4% to 33.1%

"Pricing remained stable with an upward bias. We saw pricing go up by 1.9% this quarter,” said S.D. Shibulal, Chief Operating Officer. "Our continued focus on consulting and business solutions has augmented our capability to serve clients in a competitive marketplace.”

Interim Dividend

The company has declared an interim dividend of Rs. 6 per share (120% on an equity share of par value of Rs. 5 each) at the board meeting held today. An interim dividend of Rs. 5.00 (100% on an equity share of par value of Rs. 5 each) was declared for the corresponding period in the previous year. The record date for payment of dividend will be October 19, 2007.

Awards and recognitions

Infosys' innovative technology-led business solutions are helping clients lead in their industries while earning the recognition of industry bodies. A key Infosys project for ABN AMRO has won the best IT Services Technology Project of the Year at the CNET UK Awards.

Industry bodies, clients and analysts commended Infosys for its consistent performance as a transformation partner to top industry players.

Eastman Kodak Company conferred Infosys with its Supplier Certification Award for Excellence for the second consecutive year, noting that being re-certified is a rare and significant achievement.

Infosys won the SAP ACE 2007 (Award for Customer Excellence). SAP recognized Infosys as a partner in its "journey of continued evolution and success in the Professional Services Industry”. Infosys also won two prestigious awards - the CIO 100 Award and the Best Storage Technologies Implementation Award - from IDG, the world's leading technology media, event and research group.

For the second consecutive year, Infosys has won the BEST recognition from the American Society for Training & Development (ASTD). BEST is a global award that recognizes an organization's efforts to Build talent, Enterprise-wide, Supported by the organization's leaders while fostering a Thorough learning culture. This prestigious award is testimony to the collective efforts in learning and development at Infosys.

Infosys was selected for the Platinum Award for Excellence in People Management by Grow Talent Company Limited and Businessworld magazine.

Fortune magazine, in partnership with Hewitt Associates and RBL Group, placed Infosys among the ten Top Companies for Leaders, a ranking of the world's companies that do the best job of developing strong leaders.

In a reflection of Infosys' healthy growth across geographies, an independent analyst placed Infosys in the Leaders quadrant in its two reports, "Magic Quadrant for North American Offshore Applications Services 2007” and "Magic Quadrant for European Offshore Applications Services 2007”. According to the reports, "Leaders are vendors who are performing well today, have a clear vision of market direction, and are actively building competencies to sustain their leadership position in the market.”

Expansion of services and significant projects

During the quarter, 48 clients were added. Infosys drove growth in Europe with new wins and strengthened existing client relationships with a focus on increasing its share of the sourcing pie.

Growth in North America continued to be strong. To improve proximity to clients in the region, Infosys opened its first Latin American subsidiary in Monterrey, Mexico. The subsidiary, Infosys Technologies S. De RL De CV, provides business consulting and information technology services as well as key offerings in business process outsourcing, infrastructure management and packaged solutions implementation.

Infosys became the first company outside North America to join the Financial Institution Shared Assessments Program, the financial services industry's leading standards body that provides tools for evaluating the security practices of information technology (IT) services providers. Infosys' participation in the program is a reaffirmation of its commitment to providing a secure outsourcing environment for clients.

In the energy sector, one of the largest drilling contractors in the Middle East has signed up Infosys to conduct a scoping exercise for SAP-based Business Intelligence implementation.

A leading global bank is using an Infosys-built application to mine and assimilate distributed customer data, enabling it to tailor services for its customers. A Fortune 500 manufacturer of pressure-sensitive adhesive labels has signed up Infosys to build a global order management and sourcing application to align its IT and business objectives and create global best practices around vital business processes.

In a multi-year engagement with a leading software vendor with worldwide operations, Infosys is maintaining and enhancing core corporate applications for finance, HR, legal and corporate services. A global pharmaceutical and medical products company has selected Infosys' product engineering services to enable it to rapidly innovate and bring high quality products to the market.

In the UK, a leading retailer turned to Infosys to set up a governance process and streamline project management to improve delivery effectiveness.

Infosys is executing multiple research and product development projects for a top telecom provider in Europe to help the client introduce products to the market faster.

Finacle®
Finacle®, the universal banking solution from Infosys, announced five strategic new wins across the Middle East, APAC and the Americas, including a key new market entry into Hong Kong. These market successes were complemented by the completion of multiple implementations among customers including IDBI, Axis Bank, Punjab National Bank, First Bank of Nigeria, Equity Bank (Kenya) and Bank of Baroda, which resulted in the expansion of the Finacle® footprint to Fiji, Botswana and the Seychelles.

Infosys Consulting Inc.

A leading global player in the fragrance and flavors industry is working with Infosys Consulting to achieve process harmonization, manufacturing efficiency and finance optimization by leveraging its expertise in process reengineering and ERP system implementation. A global telecommunications company specializing in enterprise telephony and call center technology is working with Infosys Consulting on a strategy to consolidate multiple financial processes and applications. A global leader in the research, development and manufacturing of contact lenses and lens care products has identified Infosys Consulting for program leadership, process design, configuration and development support for its global SAP implementation.

Infosys BPO Limited

Infosys BPO consolidated its leadership of the global BPO market with wins across a spectrum of industries and service lines. Infosys BPO is providing Human Relations Outsourcing (HRO) solutions for the world's leading developer and provider of information infrastructure technology and solutions.

Infosys' multimillion-dollar contract with Royal Philips Electronics of the Netherlands was among the largest Finance & Accounting business process outsourcing (BPO) engagements from India and has expanded Infosys' global network into Poland and Thailand while strengthening its European operations.

A major subsidiary of one of the world's largest aircraft companies has engaged Infosys BPO to undertake quality audits of technical drawings. In Brno, Czech Republic, Infosys BPO is providing Finance & Accounting outsourcing services for a global automotive components leader.

Process innovation

During the quarter, Infosys applied for 8 patents in the US and India. With this, Infosys has filed an aggregate of 94 patent applications in both countries.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on September 30, 2007 was
Rs. 7,319 crore (Rs. 4,327 crore as on September 30, 2006). During the quarter, Infosys incurred capital expenditure of Rs. 403 crore. Operating cash flows during the quarter ended September 30, 2007 were
Rs. 1,144 crore (Rs. 961 crore for the quarter ended September 30, 2006).

"Our operating margins improved during the quarter, despite the appreciating rupee,” said V. Balakrishnan, Chief Financial Officer. "We are proactively hedging our currency exposures to mitigate this impact. Our hedging position as of September 30, 2007 was $1.4 billion.”

Human resources

Infosys added 8,543 (gross) employees during the quarter and continues to invest in creating a strong training and recruitment engine to meet its growth objectives.

"Our Campus Connect program to enhance the quality of engineering talent in colleges has been extended to 360 colleges with the participation of more than 31,000 students,” said T.V. Mohandas Pai, Member of the Board. "Consequently, we have seen a qualitative change among our new employees. This transformational initiative, along with Project Genesis, which is aimed at college graduates for our BPO business, will deepen the talent pool. We have so far trained 1,217 faculty in various engineering and other colleges.”

About the company

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 80,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007 and our other recent filings.  These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.
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Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore
Balance Sheet as at	September 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	12,577	10,876
	12,863	11,162
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,258	3,889
Less: Accumulated Depreciation	2,002	1,739
Net book value	2,256	2,150
Add: Capital work-in-progress	1,273	957
	3,529	3,107
INVESTMENTS	924	839
DEFERRED TAX ASSETS	90	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,419	2,292
Cash and bank balances	5,577	5,507
Loans and advances	2,413	1,162
	10,409	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,425	1,162
Provisions	664	662
NET CURRENT ASSETS	8,320	7,137
	12,863	11,162
NOTE:
The audited Balance Sheet as at September 30, 2007 has been taken on record at the board meeting held on October 11, 2007

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
INCOME
Software services and products	3,862	3,273	7,414	6,140
Software development expenses	2,173	1,796	4,285	3,411
GROSS PROFIT	1,689	1,477	3,129	2,729
Selling and marketing expenses	198	180	369	348
General and administration expenses	249	243	509	453
	447	423	878	801
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,242	1,054	2,251	1,928
Interest	-	-	-	-
Depreciation	133	110	266	207
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,109	944	1,985	1,721
Other income	143	66	398	195
Provision for investments	-	-	-	3
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,252	1,010	2,383	1,913
Provision for taxation	178	114	281	218
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	1,074	896	2,102	1,695
Income from sale of investments, net of taxes	-	-	-	6
Net Profit after Tax and Exceptional Items	1,074	896	2,102	1,701
Balance Brought Forward	5,872	2,995	4,844	2,195
Less: Residual dividend paid	-	-	-	4
Additional dividend tax	-	-	-	1
	5,872	2,995	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION	6,946	3,891	6,946	3,891
DIVIDEND
Interim	343	278	343	278
Final	-	-	-	-
Total dividend	343	278	343	278
Dividend tax	58	39	58	39
Balance in Profit and Loss Account	6,545	3,574	6,545	3,574
	6,946	3,891	6,946	3,891
EARNINGS PER SHARE*(Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	18.81	16.15	36.81	30.61
Diluted	18.74	15.79	36.67	29.90
After Exceptional Items
Basic	18.81	16.15	36.81	30.72
Diluted	18.74	15.79	36.67	30.01
Number of shares used in computing earnings per share
Basic	57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Diluted	57,32,83,374	56,77,46,039	57,33,12,226	56,69,42,396
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

NOTE:

  The audited Profit & Loss Account for the quarter and half-year ended September 30, 2007 has been taken on record at the board meeting held on October 11, 2007
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	September 30, 2007	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	12,759	10,969
	13,045	11,255
MINORITY INTEREST	4	4
	13,049	11,259
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,034	4,642
Less: Accumulated Depreciation	2,121	1,836
Net book value	2,913	2,806
Add: Capital work-in-progress	1,308	965
	4,221	3,771
INVESTMENTS	15	25
DEFERRED TAX ASSETS	107	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,568	2,436
Cash and bank balances	6,083	5,871
Loans and advances	2,481	1,214
	11,132	9,521
LESS:CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,742	1,469
Provisions	684	681
NET CURRENT ASSETS	8,706	7,371
	13,049	11,259
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys” or "company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at September 30, 2007 has been taken on record at the board meeting held on October 11, 2007

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2007	2006	2007	2006
INCOME - Software services, products and business process management	4,106	3,451	7,879	6,466
Software development and business process management expenses	2,231	1,833	4,400	3,499
GROSS PROFIT	1,875	1,618	3,479	2,967
Selling and marketing expenses	283	221	488	425
General and administration expenses	308	288	623	544
	591	509	1,111	969
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,284	1,109	2,368	1,998
Interest	-	-	-	-
Depreciation	144	122	288	228
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,140	987	2,080	1,770
Other income, net	154	66	407	194
Provision for investments	-	-	-	3
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,294	1,053	2,487	1,961
Provision for taxation	194	123	308	229
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	1,100	930	2,179	1,732
Income from sale of investments	-	-	-	6
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,100	930	2,179	1738
Minority Interest	-	1	-	9
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	1,100	929	2,179	1,729
Balance brought forward	6,020	3,014	4,941	2,219
Less: Residual dividend paid	-	-	-	4
Additional dividend tax	-	-	-	1
	6,020	3,014	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION	7,120	3,943	7,120	3,943
DIVIDEND
Interim	343	278	343	278
Final	-	-	-	-
Total dividend	343	278	343	278
Dividend tax	58	39	58	39
Balance in Profit and Loss Account	6,719	3,626	6,719	3,626
	7,120	3,943	7,120	3,943
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items
Basic	19.26	16.75	38.15	31.11
Diluted	19.19	16.37	38.01	30.39
After Exceptional Items
Basic	19.26	16.75	38.15	31.23
Diluted	19.19	16.37	38.01	30.50
Number of shares used in computing earnings per share
Basic	57,12,09,862	55,47,72,296	57,12,09,862	55,37,98,511
Diluted	57,32,83,374	56,77,46,039	57,33,12,226	56,69,42,396
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

NOTE:
The audited Profit & Loss Account for the quarter and half- year ended September 30, 2007 has been taken on record at the board meeting held on October 11, 2007